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                                                                  Exhibit (a)(3)

[STERLING COMMERCE LETTERHEAD]            February 25, 2000

To Our Stockholders:

        On behalf of the Board of Directors of Sterling Commerce, Inc. (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger dated as of February 18, 2000 (the "Merger Agreement"), with SBC Communications Inc. and SBC Silver, Inc., its wholly owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, including the related preferred stock purchase rights, of the Company (the "Shares") at a price of $44.25 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares (other than Shares held by Purchaser and by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $44.25 per Share in cash. Consummation of the Offer is subject to certain conditions, as more fully described in the enclosed materials, including at least a majority of the Shares, determined on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer.

        YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND HAS APPROVED THE OFFER AND THE MERGER. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

        In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Schedule 14D-9, including, among other things, the written opinion of Goldman, Sachs & Co., the Company's financial advisor, that, subject to the assumptions, factors and limitations set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The opinion of Goldman, Sachs & Co. is attached to the Schedule 14D-9. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

        In addition to the enclosed Schedule 14D-9, also enclosed is Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. WE URGE YOU TO READ THESE DOCUMENTS CAREFULLY IN MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR SHARES PURSUANT TO THE OFFER.

        If you need assistance with the tendering of your Shares, please contact the information agent for the Offer, Georgeson Shareholder Communications Inc., at its address or telephone number appearing on the back cover of the Offer to Purchase.

        On behalf of the Board of Directors and management of the Company, we thank you for your support.

                                          Very truly yours,

                                          /s/ Sterling L. Williams
                                          Sterling L. Williams
                                          Chairman of the Board

    4600 Lakehurst Court, P.O. Box 8000, Dublin, OH 4306-2000  614-793-7000
                                Fax 614-793-4040